Filed Pursuant to Rule 433
Registration No. 333-172528
January 10, 2012

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated January 10, 2012)

Issuer:	Alabama Power Company
Security:	Series 2012A 4.10% Senior Notes due January 15, 2042
Expected Ratings:*	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$250,000,000
Initial Public Offering Price:	99.538%
Maturity Date:	January 15, 2042
Treasury Benchmark:	3.750% due August 15, 2041
US Treasury Yield:	3.002%
Spread to Treasury:	+112.5 basis points
Re-offer Yield:	4.127%
Coupon:	4.10%
Make-Whole Call:	T+20 basis points
Interest Payment Dates:	January 15 and July 15 of each year, beginning July 15, 2012
Denominations:	$1,000 and any integral multiple thereof
CUSIP:	010392 FG8
Trade Date:	January 10, 2012
Expected Settlement Date:	January 18, 2012 (T+5)
Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. Morgan Stanley & Co. LLC
Co-Managers:	Commerz Markets LLC Drexel Hamilton, LLC Fifth Third Securities, Inc. Morgan Keegan & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 1-205-257-2714, Citigroup Global Markets Inc. toll free at 1-877-858-5407, Goldman, Sachs & Co. toll free at 1-866-471-2526 or Morgan Stanley & Co. LLC toll free at 1-866-718-1649.